November 21, 2018

Re:      OBITX, Inc.

Amendment No. 6 to Registration Statement on Form S-1 Filed November 1, 2018

File No. 333-222978

To Whom It May Concern:

We have reviewed the Staff's letter dated November 20, 2018. Our responses are listed below. All changes to the Form S-1 are also reflected in Amendment #8 to Registration Statement on Form S-1 which is being filed hereto.

 General

1.                Your revised disclosure in response to prior comment 1 indicates that altCUBE and Cardosaur are serving as agents of payment processors and that you are paid fees for any clients that you refer to such third parties, both of which appear to target entities in the blockchain technology sector. Please tell us whether ePaymints, the payment processor associated with altCube, and the payment processor with which Cardosaur has a relationship are required to be licensed under applicable state law and registered with FinCEN, and to the extent they are not, provide a risk factor that addresses the risks related to the loss of these relationships due to regulation or otherwise, or advise.

Response:  ePaymints, LLC is not an acquirer and as such maintain no requirements to be licensed directly with the state or with FinCEN.  ePaymints is an authorized reseller/agent of several banks.  Each bank is registered.  One such entity is Tsys, Inc., (Note: ePaymints has released no other information to us at this time).  In regards to their Blockchain business, ePaymints has a relationship (not defined to us) with Paidoo Europe LTD.  We have incorporated the following risk factor into our Prospectus:

The Company currently works with ePaymints, a reseller/agent for several banks in payment processing.  This potential source of revenue may be halted suddenly due to high-risk market financial regulations and compliance beyond our control.

We have no knowledge of their current licensing or authorization to conduct business.  Should their operations come under scrutiny and/or violate existing regulations this services may be halted immediately and without notice.  To date, we have earned no revenue through this source, but have committed resources to the development of this potential market opportunity, which we may not recuperate.

Security Ownership of Certain Beneficial Owners and Management, page 52

2.      Your disclosure states that the “[p]ercentage of beneficial ownership is based on 13,460,000 underlying shares of common stock that consists of 5,460,000 shares of common stock outstanding as of July 31, 2018, 3,000,000 underlying shares of common stock through warrants exercisable within 60 days, and 5,000,000 underlying shares of common stock of the Series A Preferred Stock outstanding as of July 31, 2018.” We note, however, that with regard to each beneficial owner of your common stock that is subject to Item 403 of Regulation S-K, the calculation of such percentage must exclude securities that are subject to options, warrants, rights or conversion privileges held by any other person. Please revise. Also, reconcile the beneficial ownership percentages that you attribute to Mr. Rosenberg in the table on page 52 and the table on page 53. Refer to Rule 13d-3(d)(1)(i) of the Exchange Act.

Response:  We have removed all warrants held by other people in the initial calculation.  Assuming all warrants are exercised as part of this registration, we have included additional charts to show beneficial ownership after distribution; as well as voting rights/control.  The section now reads as follows:

The following table shows beneficial ownership of OBITX’s common stock, as of July 31, 2018, by:

•      Each person or entity is known by OBITX to beneficially own more than 5% of the outstanding shares of OBITX’s common stock;

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Percentage of beneficial ownership is based on 13,460,000 underlying shares of common stock that consists of 5,460,000 shares of common stock outstanding as of July 31, 2018, 3,000,000 underlying shares of common stock through warrants exercisable within 60 days, and 5,000,000 underlying shares of common stock of the Series A Preferred Stock outstanding as of July 31, 2018.  In determining shares as a percentage of ownership prior to distribution, outstanding warrants exercisable by any other person is eliminated (see Total Shares Used to Calculate % of Ownership in the following table).

Name and Address of Beneficial Owner	Common Shares Owned	Underlying Common Shares Series A Preferred	Securities Exercisable within 60 days	Total Shares and Securities Owned	Total Shares Used to Calculate % of Ownership	Total Shares Calculated as % of Ownership
MCIG, Inc.	510,000	5,000,000	-	5,510,000	10,460,000	52.68%
APO Holdings, LLC (1)	1,500,000	-	1,000,000	2,500,000	11,460,000	21.82%
Epic Industry, LLC (3)	250,000	-	500,000	750,000	10,960,000	6.84%
Paul Rosenberg (2)	3,000,000	-	500,000	3,500,000	10,960,000	31.93%

(1) Michael Pollastro, a California resident, is the beneficial owner of APO Holdings, LLC, a Nevada limited liability company.

(2) Paul Rosenberg is the sole member of the Board of Directors. The total shares owned consists of 2,500,000 in the name of Paul Rosenberg and 500,000 shares in the name of Fintech Labs, LLC, a Delaware limited liability company in which Mr. Rosenberg is a beneficial owner and managing member.

(3) Michael Hawkins, our former CFO and Florida resident, is the sole beneficial owner of Epic Industry Corp, a Florida Corporation.

Beneficial Ownership after distribution and underlying voting shares(control), assuming all 3 million warrants have been exercised:

Name and Address of Beneficial Owner	Common Shares After Distribution	% of Ownership After Distribution	Underlying Voting Shares	% of Voting Control
MCIG, Inc.	5,107,189	37.94%	250,510,000	97.38%
APO Holdings, LLC (1)	2,500,000	18.57%	2,500,000	0.97%
Epic Industry, LLC (3)	750,000	5.57%	750,000	0.29%
Paul Rosenberg (2)	3,500,000	26.00%	3,500,000	1.36%

OBITX, Inc., and Subsidiaries

Consolidated Balance Sheets (unaudited), page F-16

3.                  Revise the caption “Accumulated deficit” to title the line as “Accumulated Earnings” for the periods ended January 31, 2018 and July 31, 2018.

Response:  We have corrected the chart to read as “Accumulated earnings".

Notes to Financial Statements

Note 8. Stockholders’ Equity, page F-24

4.      Revise the note to provide the disclosures under ASC 505-10-50-3 to 50-5 for the Series A Preferred Stock rights, privileges, preferences and terms.

Response:  We have revised our disclosure for the Series A Preferred Stock.   It now reads:

Series A Preferred Stock

As of July 31, 2018 and January 31, 2018, the company had 1,000,000 Series A Preferred shares authorized, with 100,000 Series A Preferred shares at a par value of $10 ($0.0001 per share) issued and outstanding. Each share of Series A Preferred stock votes 1,000 common shares.  At the election of the shareholder, each Series A Preferred share may be converted into 50 common stock shares.  The Series A Preferred shall rank senior to the common stock.  There are no dividends for the Series A Preferred Stock.

You may contact Thomas G. Amon, at (212) 810-2430 or Carl Hawkins, at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Alex Mardikian

Chief Executive Officer